UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
REVLON, INC.
(Name of Subject Company (Issuer))
REVLON, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Titles of Classes of Securities)
761525609
(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
REVLON, INC.
(Name of the Issuer)
REVLON, INC.
MACANDREWS & FORBES HOLDINGS INC.
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)

ROBERT K. KRETZMAN, ESQ. EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES, CHIEF LEGAL OFFICER AND GENERAL COUNSEL REVLON, INC. 237 PARK AVENUE NEW YORK, NEW YORK 10017 (212) 527-4000	BARRY F. SCHWARTZ EXECUTIVE VICE CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER MACANDREWS & FORBES HOLDINGS INC. 35 EAST 62ND STREET NEW YORK, NEW YORK 10065 (212) 572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
COPIES TO:

FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NEW YORK 10036 (212) 735-3000	ADAM O. EMMERICH, ESQ. AND TREVOR S. NORWITZ, ESQ. WACHTELL, LIPTON, ROSEN & KATZ 51 WEST 52ND STREET NEW YORK, NEW YORK 10019 (212) 403-1000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:
Filing party:
Form or registration No.:
Date filed:
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☑ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 4. TERMS OF THE TRANSACTION
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.5.A
EX-99.A.5.B
EX-99.A.5.C
EX-99.A.5.D
EX-99.A.5.E
EX-99.A.5.F
EX-99.A.5.G
EX-99.5.H
EX-99.C.1
EX-99.C.2
EX-99.D.4
EX-99.D.5

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon” or the “Issuer”), to exchange (the “Exchange Offer”) each share of Revlon’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”) from the holders thereof (the “Holders”).
Upon the terms and subject to the conditions of the Exchange Offer, the Issuer will issue one (1) share of Series A Preferred Stock in exchange for each share of Class A Common Stock, to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. For a more detailed description of the Series A Preferred Stock the Issuer is proposing to issue in the Exchange Offer, please see the section of the Offer to Exchange titled “Description of Series A Preferred Stock.” The Exchange Offer is open to all Holders and is subject to customary conditions, including the non-waivable Minimum Condition that at least 10,117,669 shares of Class A Common Stock not beneficially owned by MacAndrews & Forbes Holdings Inc., a Delaware corporation, or certain of its affiliates (“MacAndrews & Forbes”), are tendered. Subject to applicable securities laws and the terms set forth in the Offer to Exchange, the Issuer reserves the right to waive any and all conditions to the Exchange Offer, except the Minimum Condition described in the preceding sentence.
The Offer to Exchange and the letter of transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Revlon, a Schedule 13E-3 Transaction Statement of Revlon and a Schedule 13E-3 Transaction Statement of MacAndrews & Forbes. All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Certain United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Description of Series A Preferred Stock,” “Material Differences Between Class A Common Stock and Series A Preferred Stock,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Agreement” is incorporated herein by reference.
(b) The information set forth in the sections of the Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and “Interests of Certain Persons in the Transactions” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer,” “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.
(c) The information set forth in the section of the Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Financing” and “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.
(b) Not applicable.
(d) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a),(b) The information set forth in the sections of the Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to the Issuer’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, New York 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).
ITEM 11. ADDITIONAL INFORMATION.
(a)(1) None.
(a)(2) None.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) The information set forth in the section of the Offer to Exchange titled “Stockholder and Derivative Litigation” is incorporated herein by reference.
(b) None.
ITEM 12. EXHIBITS.
The Exhibit Index attached hereto is incorporated by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Schedule 13e-3 Item 1. Summary Term Sheet.
The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet” is incorporated herein by reference.

Schedule 13e-3 Item 2. Subject Company Information.
(a) The issuer of the securities subject to the Exchange Offer is Revlon, Inc., a Delaware corporation. The Issuer’s executive offices are located at 237 Park Avenue, New York, New York 10017. The Issuer’s telephone number is (212) 527-4000.
(b) The subject security is the Issuer’s Class A Common Stock. As of July 31, 2009, 48,443,072 shares of Class A Common Stock were issued and outstanding.
(c) The information concerning the principal market in which the shares of Class A Common Stock are traded and certain high and low sales prices for the shares of Class A Common Stock in the principal market in which the shares of Class A Common Stock are traded is set forth in the section of the Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.
(d) The information set forth in the section of the Offer to Exchange titled “Markets and Market Price” is incorporated herein by reference.
(e) None.
(f) During the past two years, MacAndrews & Forbes and its affiliates purchased a total of 724,000 shares of Class A Common Stock at a range of purchase prices from $6.02 to $13.40 per share. The following table sets forth the average purchase price paid by MacAndrews & Forbes and its affiliates for each quarter during the past two years:

		Weighted Average
		Purchase Price
	Amount of Shares	Per Share of Class
Fiscal Quarter Ending	Purchased	A Common Stock
December 31, 2007	189,724	$10.80
March 31, 2008	120,000	$9.83
June 30, 2008	140,000	$9.11
September 30, 2008	149,539	$12.55
December 31, 2008	125,000	$6.35
March 31, 2009	0	—
June 30, 2009	0	—
Current Quarter	0	—
The amounts and purchase prices stated herein do not include a transfer of 7,718,092 shares of Class A Common Stock at a price of $6.26 per share among affiliates of MacAndrews & Forbes on December 23, 2008. The amounts and purchase prices of Class A Common Stock stated herein were adjusted for Revlon’s 1-for-10 reverse stock split that occurred on September 15, 2008.
Schedule 13e-3 Item 3. Identity and Background of Filing Person.
Information About Revlon
(a) Revlon, Inc. is a filing person and the subject company. The business address and telephone number of the Issuer are set forth under part (a) under the caption “Schedule 13e-3 Item 2. Subject Company Information” in this Item 13 of this Schedule TO. The information regarding the directors and executive officers of the Issuer is set forth in Annex D of the Offer to Exchange, which is incorporated herein by reference.
(b) Not applicable.
(c) The information regarding the directors and executive officers of the Issuer is set forth in Annex D of the Offer to Exchange, which is incorporated herein by reference. During the last five years, none of the Issuer or any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Information About MacAndrews & Forbes
(a),(b),(c) MacAndrews & Forbes’ address is 35 East 62nd Street, New York, New York 10065 and its telephone number is (212) 572-8600.
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the past five years of each of the directors and executive officers of MacAndrews & Forbes is set forth below. If no business address is given, the director’s or officer’s address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. All of the directors and executive officers are United States citizens.

Name	Material Positions
Ronald O. Perelman	Director, Chairman and Chief Executive Officer (1978-present)

Barry F. Schwartz	Director, Executive Vice Chairman and Chief Administrative Officer (2007-present) General Counsel (1993-2007)

Michael W. Mitchell	Executive Vice President and General Counsel (2008-present)
Counsel (2004-2008), Skadden, Arps, Slate, Meagher & Flom LLP,
Four Times Square, New York, New York 10036

Paul G. Savas	Executive Vice President and Chief Financial Officer (2007-present)
Director of Corporate Finance (1994-2007)
As of the date of this Schedule TO, MacAndrews & Forbes directly and indirectly beneficially owned approximately 58.2% of the Class A Common Stock and 100% of the Class B Common Stock of Revlon, together representing approximately 60.7% of Revlon’s combined outstanding shares of common stock and approximately 74.6% of the combined voting power of all of the outstanding equity securities of Revlon.
MacAndrews & Forbes is a holding company with interests in a diversified portfolio of public and private companies. MacAndrews & Forbes is incorporated in the State of Delaware. During the last five years, none of MacAndrews & Forbes or any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13e-3 Item 4. Terms of the Transaction.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Certain United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Anticipated Accounting Treatment,” “Description of Series A Preferred Stock,” “Material Differences Between Class A Common Stock and Series A Preferred Stock,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Agreement” is incorporated herein by reference.
(c) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer” and “Special Factors” is incorporated herein by reference.
(d) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet” and “Appraisal Rights” is incorporated herein by reference.
(e) None.
(f) Not applicable.
Schedule 13e-3 Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a),(b),(c) The information set forth in the sections of the Offer to Exchange titled “Special Factors—Background of the Transactions,” “Interests of Certain Persons in the Transactions” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
(e) The information set forth in the sections of the Offer to Exchange titled “Past Contacts, Transactions, Negotiations and Agreements,” “Interests of Certain Persons in the Transactions,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Amendment” is incorporated herein by reference.
Schedule 13e-3 Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.
(c)(1-8) The information set forth in the sections of the Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” and “Terms of the Exchange Offer—Future Purchases” is incorporated herein by reference.
Schedule 13e-3 Item 7. Purposes, Alternatives, Reasons and Effects.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer” and “Special Factors—Purpose of and Reasons for the Exchange Offer” is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Exchange titled “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Exchange titled “Special Factors—Purpose of and Reasons for the Exchange Offer” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.
Information About Revlon
(d) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Effect on Ownership Structure of Revlon,” “Summary Term Sheet—Interest of MacAndrews & Forbes with Respect to the Exchange Offer,” “Interests of Certain Persons in the Transactions—Interests of MacAndrews & Forbes in the Exchange Offer,” “Special Factors—Certain Effects of the Exchange Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
Information About MacAndrews & Forbes
(d) Upon successful completion of the Exchange Offer, and assuming that all shares of Class A Common Stock held by Revlon’s unaffiliated stockholders are tendered in the Exchange Offer, MacAndrews & Forbes’ interest in Revlon’s (1) Net Book Value as of June 30, 2009 would have decreased by $7.8 million, or 1.2%, and (2) Net Income for the six months ended June 30, 2009 would have decreased by $2.7 million, or 34.88%. The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Effect on Ownership Structure of Revlon,” “Summary Term Sheet—Interest of MacAndrews & Forbes with Respect to the Exchange Offer,” “Interests of Certain Persons in the Transactions—Interests of MacAndrews & Forbes in the Exchange Offer,” “Special Factors—Certain Effects of the Exchange Offer” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
Schedule 13e-3 Item 8. Fairness of the Transaction.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—No Board Recommendation,” “Summary Term Sheet—Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” “Special Factors—Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Exchange titled “Special Factors” is incorporated herein by reference.
(c) The transaction is structured so that the acceptance of the Exchange Offer by at least a majority of the unaffiliated security holders is a condition to closing. The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Conditions to the Exchange Offer” and “Terms of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.
(d) An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transactions. The information set forth in the sections of the Offer to Exchange titled “Special Factors—Background of the Transactions,” “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” “Special Factors—Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(e) The transaction was approved by all of the independent directors of the Issuer, including a majority of the directors who are not employees of the subject company. The information set forth in the sections of the Offer to Exchange titled “Special Factors—Background of the Transactions” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.
(f) None.
Schedule 13e-3 Item 9. Reports, Opinions, Appraisals and Negotiations.
(a),(b) The presentations attached to this Schedule TO as Exhibits (c)(1) and (c)(2) and the information set forth in the section of the Offer to Exchange titled “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” and the final paragraph of the section of the Offer to Exchange titled “Special Factors—Position of MacAndrews & Forbes as to the Fairness of the Exchange Offer” are incorporated herein by reference.

(c) The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Issuer during regular business hours by any interested Holder or any representative who has been designated in writing.
Schedule 13e-3 Item 10. Source and Amounts of Funds or Other Consideration.
(a) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Financing” and “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.
(b) Not applicable.
(c) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—Fees and Expenses” and “Terms of the Exchange Offer—Fees and Expenses” is incorporated herein by reference.
(d) Not applicable.
Schedule 13e-3 Item 11. Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Exchange titled “Transactions in Revlon Common Stock” is incorporated herein by reference.
Schedule 13e-3 Item 12. The Solicitation or Recommendation.
(d) The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet—No Board Recommendation” and “Summary Term Sheet—Interest of MacAndrews & Forbes with Respect to the Exchange Offer,” the last paragraph of the section of the Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and the last paragraph of “Interests of Certain Persons in the Transactions—Interests of MacAndrews & Forbes in the Exchange Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Exchange titled “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.
Schedule 13e-3 Item 13. Financial Statements.
(a),(b) The information set forth in the sections of the Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to the Issuer’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).

Schedule 13e-3 Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) None.
(b) The information set forth in the sections of the Offer to Exchange titled “Special Factors—Background of the Transactions” and “Interests of Certain Persons in the Transactions” is incorporated herein by reference.
Schedule 13e-3 Item 15. Additional Information.
(b) None.
Schedule 13e-3 Item 16. Exhibits.
The Exhibit Index attached hereto is incorporated by reference.

SIGNATURE
Revlon, Inc. is filing this statement as a combined Schedule TO and Schedule 13E-3 and MacAndrews & Forbes Holdings Inc. is filing this statement as a Schedule 13E-3 (in respect of Schedule TO Item 13 only). After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVLON, INC.
By:	/s/ Robert K. Kretzman, Esq.
Name:	Robert K. Kretzman, Esq.
Title:	Executive Vice President, Human Resources, Chief Legal Officer and General Counsel
Date: August 10, 2009

MACANDREWS & FORBES HOLDINGS INC.
By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

Date: August 10, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 10, 2009.
(a)(1)(B)	Letter of Transmittal, dated August 10, 2009.
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009.
(a)(1)(D)	Letter to Clients, dated August 10, 2009.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009.
(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009.
(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009.
(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009).
(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009).
(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009).
(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009).
(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009).
(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009.
(a)(5)(H)	Q&A for Employees, dated August 10, 2009.
(b)	Not applicable.
(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009.
(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009.
(d)(1)	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(A) hereto).
(d)(2)	Contribution and Stockholder Agreement, dated August 10, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B to Exhibit (a)(1)(A) hereto).
(d)(3)	Senior Subordinated Term Loan Amendment, dated August 10, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C to Exhibit (a)(1)(A) hereto).
(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.
(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc.
(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(A) hereto).
(g)	Not applicable.
(h)	Not applicable.